                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to file Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File Number: 0-20421

                              AT&T Broadband, LLC
                 (formerly known as Tele-Communications, Inc.)
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             (Exact name of registrant as specified in its charter)

         9197 S. Peoria Street
         Englewood, Colorado  80112                    (720) 875-4000
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              See attached schedule
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            (Title of each class of securities covered by this Form)

         The Registrant has reporting obligations as guarantor in respect of the following:

          (1) 8.72% Trust Originated Preferred Securities of TCI Communications Financing I;

          (2) 10% Trust Preferred Securities of TCI Communications Financing II; and

          (3)  9.72% Trust Preferred Securities of TCI Communications Financing
               IV.

         Such reporting obligations may be assumed by additional guarantors subsequent to the date hereof.
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   (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)          [ ]       Rule 12h-3(b)(1)(ii)       [ ]
          Rule 12g-4(a)(1)(ii)         [ ]       Rule 12h-3(b)(2)(i)        [ ]
          Rule 12g-4(a)(2)(i)          [ ]       Rule 12h-3(b)(2)(ii)       [ ]
          Rule 12g-4(a)(2)(ii)         [ ]       Rule 15d-6                 [X]
          Rule 12h-3(b)(1)(i)          [ ]

         Approximate number of holders of record as of the certification or notice date: See attached schedule

Pursuant to the requirements of the Securities Exchange Act of 1934, AT&T Broadband, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 21, 2000                         By: /s/ Daniel E. Somers
                                                 ------------------------------
                                                     Daniel E. Somers
                                                     President and Chief
                                                     Executive Officer

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AT&T BROADBAND, LLC

                                                                         APPROXIMATE
                                                                      NUMBER OF HOLDERS
                                                                       OF RECORD AS OF
TITLE OF EACH CLASS OF SECURITY COVERED BY THIS FORM 15         CERTIFICATION OR NOTICE DATE
-------------------------------------------------------         ----------------------------
10.125% Senior Notes Due 2001                                                 36
9.250% Senior Notes Due 2002                                                  33
8.250% Senior Notes Due 2003                                                  63
6.375% Senior Notes Due 2003                                                 102
9.650% Senior Notes Due 2003                                                  77
8.650% Senior Notes Due 2004                                                  81
7.250% Senior Notes Due 2005                                                 102
8.000% Senior Notes Due 2005                                                  99
6.875% Senior Notes Due 2006                                                 106
9.800% Senior Debentures Due 2012                                            103
7.875% Senior Debentures Due 2013                                             95
8.750% Senior Debentures Due 2015                                             69
10.125% Senior Debentures Due 2022                                            25
9.875% Senior Debentures Due 2022                                             35
9.250% Senior Debentures Due 2023                                            187
8.750% Senior Debentures Due 2023                                            223
7.875% Senior Debentures Due 2026                                             77
7.125% Senior Notes Due 2028                                                  31
6.46% Medium Term Notes, Series C Due 2000                                    14
6.69% Medium Term Notes, Series C Due 2000                                    13
Variable Rate Medium Term Notes, Series C Due 2000                            12
Variable Rate Medium Term Notes, Series C Due 2000                             1
Variable Rate Medium Term Notes, Series C Due 2000                             4
Variable Rate Medium Term Notes, Series C Due 2001                             7
7.31% Medium Term Notes, Series B Due 2001                                     6
7.31% Medium Term Notes, Series B Due 2001                                     6
7.32% Medium Term Notes, Series B Due 2001                                     2
7.37% Medium Term Notes, Series B Due 2001                                     1
7.35% Medium Term Notes, Series B Due 2001                                     7
7.385% Medium Term Notes, Series B Due 2001                                   18
7.385% Medium Term Notes, Series B Due 2001                                   18
7.38% Medium Term Notes, Series B Due 2001                                     3
7.38% Medium Term Notes, Series B Due 2001                                    20
7.39% Medium Term Notes, Series B Due 2001                                    13
9.00% Medium Term Notes, Series A Due 2002                                     1
8.35% Medium Term Notes, Series C Due 2002                                    22
Variable Rate Medium Term Notes, Series C Due 2002                             9
Variable Rate Medium Term Notes, Series C Due 2002                             8
Variable Rate Medium Term Notes, Series C Due 2003                             6
7.53% Medium Term Notes, Series B Due 2003                                     1
7.55% Medium Term Notes, Series B Due 2003                                    12
7.55% Medium Term Notes, Series B Due 2003                                    12
7.49% Medium Term Notes, Series B Due 2003                                     7
7.42% Medium Term Notes, Series A Due 2003                                     1
8.35% Medium Term Notes, Series B Due 2005                                    21
7.61% Medium Term Notes, Series B Due 2005                                    10
9.65% Capital Securities of TCI Communications Financing III Due 2027         21